November 29, 2018

Adi Sideman
President
YouNow, Inc.
245 5th Avenue, 6th Floor
New York, New York 10016

       Re: YouNow, Inc.
           Draft Offering Statement on Form 1-A
           Submitted September 28, 2018
           CIK 0001725129

Dear Mr. Sideman:



       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Cover Page

1. Please include your website address on the cover page of the offering circular. Refer to
       Item 1(b) of Part II of Form 1-A for guidance.
2. We note your disclosure stating that the offering "will continue until the earlier of (i) with respect to the Props Tokens distributed through the Props PBC offering, the date on which
       60,000,000 million Props Tokens included in the allocation have been granted or sold, or
       (ii) with respect to the Props Tokens distributed through the YouNow offering, the date on which the offering of any additional Props Tokens would cause the sum of the "aggregate
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         offering price" and the "aggregate gross sales" in this offering . . . to exceed
         $50,000,000." Please revise to clarify that the sum of the maximum aggregate offering price and the aggregate sales pursuant to the YouNow offering and the Props PBC offering combined may not exceed $50,000,000 in any 12-month period. Refer to Rule
         251(a)(3) of Regulation A.
3. Please revise the cover page to disclose that payment for tokens in the cash offering may be made in U.S. dollars, Bitcoin, or Ether. Also state that, once submitted, an investor's subscription is irrevocable. In this regard, we note your disclosure in the first full paragraph on each of pages 99 and 100.
4. Please provide your legal analysis supporting your conclusion that the investment limitation described in Rule 251(d)(2)(i)(C) of Regulation A does not apply to Props
         Tokens received through the app rewards offering or the grant offering.
5. It appears from your disclosure that YouNow and Props PBC each are issuing Props
         Tokens and Props Entitlements. Please clarify whether your conclusion is that YouNow and Props PBC both are issuers or co-issuers and provide your legal analysis supporting this conclusion, including how two separate entities can issue the same securities and how each issuer will be subject to the remedial provisions of the federal securities laws. Please revise the Offering Circular to clearly state who the issuer will be of the tokens in connection with each type of sale, issuance and grant contemplated in the offering statement.
Pricing, page 3

6. We note your disclosure that the price of all Props Tokens for all methods of distribution will be, or will be deemed to be, $0.14 per token for at least three months. We further note your disclosure that, "[i]f at any time following that 3-month period the Props Tokens are traded on one or more authorized exchanges or alternative trading systems, then starting in the month following any calendar month where there were trades for at least one million Props Tokens are executed through or on exchanges or alternative trading systems (a "calculation month"), [you] will value the tokens at the average closing bid price for the tokens during that calculation month until the end of the next calculation month." Please provide us your legal analysis as to how this offering complies with the requirements in Rule 253(b) to provide a bona fide range. Furthermore, we note that disclosure elsewhere, such as on page 100 under the section entitled " Valuation of non-
         cash consideration," implies that this pricing mechanism only applies to the non-cash distribution. Please revise to explicitly clarify that the average closing bid price valuation, if and when applicable, will apply to cash sales and distributions pursuant to the app rewards offering or the grant offering.
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Summary
How to Participate, page 3

7. Please revise this section and "Plan of Distribution" to disclose the following:
           how payments made in Bitcoin and Ether will be held until closing; in the event subscriptions are rejected, the form refunds will take to purchasers who
            paid using Bitcoin or Ether; and
           if rejected subscriptions are paid for using Bitcoin or Ether, how you will determine the amount of the refund if the value of the Bitcoin or Ether has changed.
8. We note your disclosure stating "[i]f https://bitcoinaverage.com/ is not available at the time payment is received, we will use a replacement service, the suitability of which will be determined in our discretion." Please revise to explain how investors will be made aware of the use of a replacement service for valuation, the exchange ratio applied, and the resulting number of tokens that they will receive in such circumstances.
The Props Token's Role in Helping to Align Incentives of Network Participants, page 4

9. Please revise to disclose in more detail how you will determine the amount of Props
         Tokens to be issued (1) to users for in-app activities, and (2) to make grants to key Props
         Network participants. Please also disclose whether your officers, directors, or related parties will be eligible to receive rewards or grants in connection with this offering.
Terms of the Offering - No Debt or Equity Provisions, page 4

10. We note your disclosure that you "do not believe the Props Tokens should be characterized as either debt of equity under the securities laws." Please revise all references throughout your offering statement that characterize the securities you intend to offer as neither debt nor equity and instead ensure that you have discussed all material terms of the Tokens and provided an appropriate summary thereof. Other Offerings, page 7

11. Please reconcile Props Tokens sold under the various agreements to existing tokenholders before this offering as disclosed in your Dilution discussion.
Risk Factors
Forks may be implemented on the Ethereum blockchain or on the Props Blockchain
.. . ., page 25

12. We note you anticipate that the Props Network will become decentralized, that you will take a "less active role in guiding [its] development and administration." We further note your disclosure on page 25 that "[t]here is a possibility that [third party changes to the software underlying the Props Tokens] could result in changes to the Props Tokens that could, among other things, alter the economics or properties of the Props Tokens, to the point where the resulting token would effectively be a different token," and that, under
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         such circumstances, you may "disclaim [your] status as issuer of such an altered Props
         Token and discontinue any plans to upgrade the tokens, Props Apps, or the Props
         Network." Finally, we note your disclosure on page 68 that you may cease your periodic filings and other disclosures with respect to such altered tokens. Please expand your disclosure to describe:
           how tokenholders will know when such changes occur;
           what notice they will have in advance of such events;
           what rights, if any, they will have in determining whether or not such changes occur;
           Your basis for "disclaim[ing] [your] status as issuer";
           The implications under the federal securities laws if the status of the token changes;
              and
           to the extent known or estimable, approximately when you expect any such changes to occur.

         Please make corresponding changes to the disclosure under "Description of the Props
         Tokens Being Offered -- Token Modifications" on page 68.
13. We note your disclosure here and elsewhere in the offering circular regarding third party modifications to the software underlying the Props Tokens, which you may not control or endorse. Please provide us with additional detail why you are unable to control the smart contract such that third parties are prevented from making modifications. Additionally, please note that the material terms of the tokens must be set at the time of qualification.
         Please tell us what consideration you have given as to whether any material changes could result in a new security. Please describe the implications of such a change for existing holders and new purchasers in the offering. In your response, please address (without limitation) whether such changes could result in an effective exchange of outstanding tokens for the new security, how such an exchange would be made, and how it would comply with any registration obligations. Please make corresponding changes to the disclosure under "Description of the Props Tokens Being Offered -- Token Modifications"
         on page 68.
Risk Related to our Business
Investors in Debt Payable by Asset Agreement ......., page 27

14. We note the Company entered into Debt Payable agreements in June 2018. Please revise to address the following:
           disclose the nature of and repayment terms of these agreements; address why the right to repayment amount from any potential sale of the agreements
             is less than the proceeds received and total obligation of $714,007;
           address how the value assigned to the 6,884,780 Props tokens, which can be utilized for repayment, was determined; and
           tell us the authoritative accounting literature followed in accounting for these types of agreements.
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Risks Related to Regulation
It is unclear when and if federal or state regulators will allow registration . .. . , page 34

15. We note your disclosure in the first paragraph under this heading that you are aware of
         "certain developments" related to the potential registration of a national securities exchange or ATS that would facilitate trading of Props Tokens on the secondary market and provide liquidity. Please revise to elaborate on the "certain developments" of which you are aware.
16. Please revise to clarify your disclosure in this risk factor and in the section "Secondary
         Markets" starting on page 67 that with respect to ATSs, the SEC does not approve or authorize ATSs or the types of securities that trade on them.
Use of Proceeds, page 41

17. Please revise your disclosure to describe the approximate amount of the net proceeds to be used for each identified purpose in the order of priority of such purposes. Additionally, please discuss your plans if substantially less than the maximum proceeds are obtained. In this regard, please include a table illustrating your planned use of proceeds if 25%, 50%,
         75% and 100% of the offering is sold. Refer to Item 6 of Part II of Form 1-A and
         Instruction 3 thereto for guidance.
Dilution, page 42

18. Please disclose how total consideration of $15,799,000 related to this offering reconciles to the $22,400,000 of proceeds in your Use of Proceeds disclosure. Components of Operations
Revenue , page 43

19. We note the disclosure that revenue is derived from the sale of virtual goods and through advertising services. Please revise to provide a discussion which addresses the following:
           How revenues derived through the various avenues are earned and when each revenue type is recorded as revenue;
           Whether these revenues are recorded gross or net;
           How the specific revenue amounts or percentages allocated to the content providers is specifically determined;
           Whether the content creator arrangements are similar in nature or if they differ in terms of allocating revenues based on services provided; and How the revenues relating to the sale of virtual goods from each of the various
            sources are determined.
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Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Operations, page 43

20. We note that a majority of your revenue for 2017 and 2016 came from the sale of digital goods. Please revise to discuss any known trends that may affect the type, volume, or price of digital goods sold in the future. Refer to Part II, Item 9(d) of Form 1-A.
Results of Operations, page 45

21. Please revise to discuss and analyze the reasons for the increase in revenues in 2017, and disaggregate based on the nature of the underling revenues.
22. Please revise to expand your disclosures to discuss and analyze the reasons for the increases or decreases in each of the individual operating expenses and their respective components during 2017, including if you expect these trends to continue.
23. Please revise to provide a discussion of the changes in financial condition for the periods presented.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue Trends, page 46

24. You state on page 72, that upon qualification of this offering circular, you intend to operate the apps with Props Tokens, that Props Tokens may be earned or acquired by the user as tips or in the secondary markets and users may also earn Props Tokens by winning a merit-based game in an app. Clarify the potential impact to your digital/virtual goods revenue trends from the acquisition of Props Tokens which can be utilized by users similarly.
Other income (Expense), page 46

25. Please revise to disclose how the liquidation value of the cryptocurrencies was determined and through what avenues these assets were both acquired and subsequently liquidated as well as the type of consideration received in the liquidations. Additionally, provide us with information detailing how the gains on the sale of the digital currencies were determined.
Liquidity and Capital Resources, page 47

26. We note the disclosure that the company had $20.1 million in cash at December 31, 2017.
         The company issued SAFT's to investors in November 2017 and you are obligated to return the purchaser's investments under certain conditions. Please tell us what amount of the $20.1 million in cash is attributable to the funds received from the issuance of the
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         SAFT's, if any, and indicate whether this amount should be considered "restricted".
27. We note your disclosure stating "[a]s of December 31, 2017, YouNow had cryptocurrency reserves of $5.6 million, and as of August 31, 2018 held 103.77 Bitcoin and 3,580 Ether, respectively." Please revise to disclose the quantity of Bitcoin and Ether held as of
         December 31, 2017, and the value of the cryptocurrency reserves held as of August 31,
         2018.
Critical Accounting Policies and Significant Judgements and Estimates
Revenue Recognition, page 49

28. You state that you determine revenue recognition in accordance with ASC 606 for only the proceeds from sales not subject to and contingent on the delivery of the Props Tokens under SAFTs and that for SAFTs since 100% of the proceeds from these sales are subject to the delivery of the Props Tokens, you have not yet received the proceeds. Please address the following:

             Reconcile this with you disclosure on page 48 in which you state that substantially all the net cash provided by financing activities was the result of proceeds received under the SAFTs; and
             Clarify your SAFT performance obligations considering your statement on page 28 that you sold rights to receive Props Tokens by entering into the SAFTs and entered into other agreements for the issuance of Props Tokens.
29. You state that you are recognizing revenue over the estimated period in which you are performing development services under the contracts, you have a performance obligation in these contracts to deliver the Props Tokens, and you use a cost to cost method of measuring progress toward complete satisfaction of your obligations. Please revise to address the following:

             Identify the contracts which are within the scope of ASC 606, requiring recognition of revenue over the estimated service period;
             Identify the specific performance obligations for these contracts; The basis for using a cost to cost method in measuring progress of the performance
             obligations; and
             Provide us with the authoritative guidance to support the recognition of revenue over the estimated development service period.
Descriptions of the Props Tokens Being Offered, page 63

30. Please revise to summarize all the material provisions of the smart contract that governs the Props Tokens. To the extent that the smart contracts define the rights of tokenholders, please file the form of the smart contract or a written summary of such contract as an
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Functionality for Users, page 64

31. We note your disclosure stating that, "in the future, Props Token holders may be able to provide advisory votes on key issued affecting the Props Network, including the terms of the Token Contract and the total amount of Props Tokens that it may issue, changes to the algorithm in the Protocol Rewards Contract, or other updates to the Props Network smart contracts." To the extent known or contemplated, please provide more detail regarding such voting opportunities, including without limitation the following:
           whether all tokenholders would be afforded equal rights to participate in such votes;
           to what extent YouNow, Props PBC, and their respective officers, directors, and affiliates may participate in voting;
           how notice will be provided regarding opportunities to vote;
           whether and how you will communicate the results of advisory votes and your response thereto; and
           whether Props Entitlements will entitle holders thereof to comparable voting rights or opportunities.
Props Entitlements in Props Apps, page 64

32. Please provide additional details regarding the Props Entitlements. For example, please clarify whether the "additional necessary steps" referenced in this section is limited to the
         steps described in the "Receiving Props Tokens" section. Please also clarify if everyone who will receive Props Tokens will first receive Props Entitlements, including purchasers in the cash offering. We also note your disclosure that Props Entitlements do not expire, but may be forfeited "if a user violates the terms and conditions of the Props App that issued the Props Entitlement." Please revise to disclose what will happen to a holder's
         Props Entitlements in the event that the user does not complete the required steps described under "Receiving Props Tokens" or if the holder is later deemed ineligible to participate in the offering. Please also clarify the process in which a Props Entitlement reflected on the Props Blockchain becomes a Props Token reflected on the Ethereum blockchain. Finally, please explain to us whether you view Props Entitlements as a digital asset that is separate and distinct from the Props Token.
Token Supply, page 65

33.      We note that you will allocate your Props Tokens supply as follows:

             400,000,000 to wallets controlled by the Protocol Rewards Engine for use as daily app rewards or as validator rewards;
             100,000,000 to wallets controlled by Props PBC and distributed on a discretionary basis in the form of grants or expense reimbursement to developers, strategic content partners and other entities directly supporting the growth of the Props Network;
             260,000,000 to YouNow for issuance to current and future employees, subject to
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             certain vesting requirements; and
             40,000,000 Props Tokens for distribution to advisors or service providers as compensation, subject to certain vesting requirements.

         Tell us how you will account for the issuance of these tokens, including your consideration of whether or not the issuance of these tokens should be classified as cost of revenues, employee and or operating expenses, citing applicable authoritative guidance.
34. We note your disclosure that "[t]he initial terms of our Token Contract will provide for the issuance of no more than 1,000,000,000 Props Tokens" and your description of the allocation of these tokens. Please revise your disclosure to clarify the relationship between the up to 1,000,000,000 Props Tokens discussed in this section and the up to
         160,000,000 Props Tokens offered pursuant to this offering statement. Please also disclose the exemption from registration that you expect to rely upon when issuing any
         Props Tokens described in this section other than those issued pursuant to this offering statement.
Secondary Markets, page 67

35.      Please tell us what consideration you have given to the application of
Section 29(b) of the
         Exchange Act as it relates to the trading of securities on unregistered exchanges, and the role you may play in facilitating the sales of your tokens on such unregistered exchanges.
Token Transfers, Generally, page 67

36. Please revise to more clearly describe what the "gas" fees represent, how the "gas" prices are determined, the source of funds for these payments, as well as the accounting treatment of these types of payments.
Description of the Props Network, page 71

37. Please disclose when you expect the development of the Props Network to be completed, including expected costs to be incurred.
The Props Network Smart Contracts, page 74

38. In regard to the Daily and Validator Rewards Allocations, please tell us the accounting to be followed when these allocations are made.
Description of Business
Overview, page 84

39. Please revise to provide a discussion of the wholly-owned subsidiaries, YouNow Research and Development Ltd., SwitchRTC Ltd., and the majority owned subsidiary, YouNow
         Services, LLC. The discussion should address the business of these subsidiaries and functions and services they provide to the Company as well as any other pertinent
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         information.
40. We note your disclosure in this section that "the YouNow App has generated over $60 million in virtual goods sales since its founding . . . ." We further note that a majority of
         your revenue for 2017 and 2016 came from the sale of digital goods. Please revise to describe the types of digital goods from which YouNow derives revenue. White Papers, page 86

41. It appears that your White Papers issued in November 2017 and February 2018 may represent test-the-waters materials. Please file the White Papers as exhibits to your offering statement, or advise us why you do not believe they should be characterized as test-the-waters materials. Refer to Rule 255 of Regulation A.
Exchange Act Considerations, page 88

42. We note your disclosure in this section and elsewhere that you believe:
           YouNow, Props PBC, the Ethereum blockchain, the Props Blockchain, the validators of the Ethereum blockchain, and other, future-selected validators of the Props
           Blockchain are not required to register as transfer agents or clearing agencies (page
           89);
           the Props Network, the Props Live Video App, and the Game Show App should not be viewed as exchanges or ATSs (page 90);
           Etherium blockchain validators and Props Blockchain validators that could receive compensation in connection with completing transfers of Props Tokens are not broker-
           dealers (page 90);
           YouNow and Props PBC do not meet the definition of investment companies despite your holdings in Props Tokens (page 91);
           you are eligible to conduct this 1-A offering without engaging the services of a registered transfer agent (page 91);
           selling Props Tokens at the same time that you may receive Props Tokens in connection with the purchase by users of digital goods does not violate Regulation M
           (page 91);
           the securities offered pursuant to this offering circular are "covered securities" as that term is used in Section 18 of the Securities Act, and as a result, the BitLicense
           Regulatory Framework is preempted under federal law with respect to Props Tokens offered under this offering circular (page 92); and neither you nor your affiliates meets the definition of a money transmitter or a money
           services business (page 92).

         Please provide us with your legal analysis with citations to proper authorities supporting your conclusions with respect to each of the above.
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Reporting Company Considerations, page 91

43. Please revise disclosures here and on page 36 under We could become a "reporting company" with significant additional reporting obligations ...to clarify that you are subject to the transfer agent requirement, or provide us supplementally with a detailed legal analysis why a transfer agent is not required as requested in the comment above.
Plan of Distribution, page 98

44. We note your disclosure that the Props Tokens sold for cash consideration will be
         "accepted on a rolling basis during the term of the offering" and that such subscription is irrevocable. Please revise to clarify how soon after payment is made that settlement will occur, and how you will communicate this timing to investors. Please also clarify whether this means that the funds submitted in payment for subscriptions will be immediately available for the company's use during the term of the offering, notwithstanding that investors are not yet owners of the Props Tokens, and discuss the risks to and the rights of investors during this period. For example, please explain what happens if the company dissolves or liquidates, or if the offering is terminated, prior to a closing and/or when the tokens are distributed. Finally, please address any contingencies to closings.
45. We note your disclosure that "Settlement of Props Tokens will occur at one or more closings on dates chosen by Props PBC in its complete discretion. An investor in this offering will become an owner of Props Tokens, including for tax purposes, and the Props
         Tokens will be issued, as of that date." We further note your disclosure, including on page 3, that, with respect to purchases made in Bitcoin or Ether, the payment of such cryptocurrencies will be "valued based on the most recent update at the time of payment."
         Please revise your disclosure under "Risk Factors" to discuss any significant risks arising from any delay between payment and settlement, including without limitation any significant risks arising from the volatility of cryptocurrency valuations during the interim.
Consolidated Financial Statements, page F-1

46. Please include interim financial statements in your next amendment. Refer to Form 1-A;
         Part F/S; (c)(1); (b)(3)(B).
Note 2. Summary of Significant Accounting Policies, page F-7

47. Please revise to disclose your accounting policies for Props Tokens, cost of revenue, sales and marketing expenses and commitments and contingencies.
48. Please revise to disclose the "Recent Accounting Pronouncements" which impact the
         Company.
49. Please revise to provide an accounting policy for prepaid assets and other expenses.
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50. Please revise to provide a discussion of the Series A and Series B preferred stock issuances given that the issuances have provided $7.25 million and $27.03 million respectively in liquidity and funding for the Company. You should identify the terms of the issuances as well as how the proceeds received were used in the Company's business.
(E) Accounts Receivable and Allowance for Doubtful Accounts, page F-8

51. Please enhance your policy to discuss the nature of your accounts receivable, including factors considered in your determination that no allowance for doubtful accounts is necessary as of December 31, 2016 and 2017.
Note 4. Intangible Assets, page F-10

52. Please revise to provide a rollforward of activity for each of the identified intangible assets for the periods presented. The disclosures for the digital currencies should be broken out by digital currency type. In addition, please disclose as to whether these intangible assets were impaired at any of the reporting periods presented.
53. We note that during 2017, you liquidated certain of your digital currencies. Considering that subsequent to the balance sheet date, the value of the digital currencies held have decreased significantly due to market conditions as disclosed on page F-15, disclose your intention to hold or sell your current digital currency holdings, including factors that would cause you to reconsider.
Note 8. Notes Payable, page F-12

54. We note the Debt Payable by Assets agreement (i.e. DPA) entered into in December 2017.
         Please address the following:
           Confirm that the total amount of the borrowing was $952,742;
           Please indicate whether the company is accruing interest on the DPA as well as indicting how the company is accounting for the interest element of the agreement;
            and
           Disclose the amount of PROPs tokens which may be utilized for repayment and how the value of the tokens will be determined and at what point in time this determination will be made.
Note 10. Business Combinations, page F-13

55. Please revise to provide a discussion of the "developed technology" acquired and the determination and basis for this technology having an estimated useful live of 10 years.
Note 12. Commitments and Contingencies
(B) Tokens, page F-14

56. You state that you have entered into various agreements with unaffiliated individuals and companies to provide as needed, advisory services in exchange for Props Tokens, if and
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         when Props Tokens are issued and that the agreements are generally subject to a vesting schedule. Please disclose how the company has accounted for these transactions and the literature followed, the nature of the services provided, the number of tokens subject to these agreements and the related vesting as well as the values assigned.
57. Revise to provide a rollforward of activity for both the issued and outstanding as well as the committed but not issued, Props Tokens for the period presented, including related consideration and weighted average price per token.
Note 14. Risks and Uncertainties
(B) Unfilled Token Obligations, page F-15

58. You disclose that unfilled token obligations of $23,928,421 relate to SAFT agreements and the DPA loan agreements. Clarify how tokens exchanged for advisory services discussed in Note 12 (B) Tokens, are considered in your total unfilled, unissued token obligations.
Exhibits, page II-1

59.      We note that the forum selection provisions in YouNow's and Props
PBC's bylaws
         identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether these provisions apply to actions arising under the federal securities laws. In that regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
       You may contact Michelle Miller, Staff Accountant, at 202-551-3368 or Marc Thomas,
Staff Accountant, at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at 202-551-
3207 or Erin E. Martin, Legal Branch Chief, at 202-551-3391 with any other questions.



FirstName LastNameAdi Sideman                                  Sincerely,
Comapany NameYouNow, Inc.
                                                               Division of
Corporation Finance
November 29, 2018 Page 13                                      Office of
Financial Services
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